Mail Stop 4561
      July 7, 2005

Mr. James B. Dale
Chief Financial Officer
Arlington Hospitality, Inc.
2355 South Arlington Heights Road, Suite 400
Arlington Heights, Illinois 60005

	Re:	Arlington Hospitality, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-15291

Dear Mr. Dale:

      We have reviewed your response letter dated June 27, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 Sale of Hotels and Plan for Future Hotel Dispositions, page
F-29

1. We note your response to our previous comment number two. You state that you did not pay higher rent to PMC and in your previous response dated May 27, 2005 on comment two you state that the obligation to pay PMC the difference between the assigned value and the net sale proceeds was contingent since the Company had the option to pay higher rent rather then pay the Assigned Value shortfall and this contingency resulted in the leases to continue to be accounted for as operating leases. Please explain how this contingency was evaluated in determining whether or not the leases were capital or operating leases given you did not pay higher rent.



Note 14 - Commitments, Contingencies and Other Matters, page F-33:

2. We have reviewed the scheduled provided by you in response to our previous comment number three. Please explain to us when the deferred gain of $5.2 million will be recognized into income.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3498 if you have questions.


      							Sincerely,


      							Linda Van Doorn
Senior Assistant Chief Accountant



Mr. James Dale
Arlington Hospitality, Inc.
July 7, 2005
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